Exhibit 99.1

Mercurity Fintech Chief Strategy Officer Highlights Digital Asset Treasury Solutions at European Blockchain Convention 11

New York, NY, Oct. 23, 2025 (GLOBE NEWSWIRE) — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” or “MFH”) (Nasdaq: MFH), a blockchain-powered fintech group, today announced that Wilfred Daye, the Company’s Chief Strategy Officer (“CSO”), participated as a featured speaker at European Blockchain Convention 11 (EBC11), one of Europe’s premier blockchain industry events, held October 16-17, 2025, in Barcelona, Spain.

Mr. Daye served as a panelist for the session “Asset Allocation & the Institutional Appetite for Digital Assets,” where he joined leading industry executives to discuss the growing institutional adoption of digital asset treasury solutions and explore key trends in corporate treasury diversification.

“The institutional appetite for digital assets continues to accelerate as corporations and financial institutions seek innovative treasury management solutions,” said Wilfred Daye, CSO of MFH. “Our participation at EBC11 reinforced MFH’s thought leadership and strategic positioning in this transformation. We continue to develop infrastructure that aims to bridge traditional finance with on-chain treasury strategies through a tokenized, yield-enhancing, and transparent Digital Asset Treasury (DAT) framework.”

EBC11 convened thousands of blockchain industry leaders, including founders, investors, builders, regulators, and institutional participants, facilitating one-on-one meetings and fostering dialogue across the digital asset ecosystem.

MFH’s participation in EBC11 underscores the Company’s commitment to advancing its Digital Asset Treasury framework through its wholly owned subsidiary Chaince Securities, LLC, which provides advisory services in digital asset treasury management and tokenization.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (NASDAQ: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries, including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation, offering services spanning digital assets, financial advisory, and capital markets solutions.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1 (646) 866-7928

Email: mfhfintech@iecapitalusa.com